Exhibit 99.1

Westport Announces Fiscal 2009 Second Quarter Conference Call
for Thursday, November 6, 2008

October 30, 2008

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT, Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, will disclose its financial results for the second quarter ended September 30, 2008 on Thursday, November 6, 2008 after market close. To coincide with the disclosure, Westport has scheduled a conference call for Thursday, November 6, 2008 at 1:30 pm Pacific Time (4:30 pm Eastern Time).

The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial: 866-507-1212 (North America Toll-Free) or 416-695-9712. To access the replay after the call, please dial 800-408-3053 or 416-695-5800 using the passcode #3273670. The replay will be available until November 13, 2008; however, the webcast will be archived on the Company’s website.

The webcast of the conference call can be accessed on the Westport website at www.westport.com by selecting “Investors” and then “Investor Overview” from the main menu.  Replays will be available in streaming audio on the same website shortly after the conclusion of the conference call.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:

Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com